UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

31 October 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Fitch announcement – Fitch changes its long term credit rating for Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 October 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

31 October, 2011

Fitch changes its long term credit rating for Telecom

Fitch has today announced that it has downgraded Telecom’s long term credit rating from A- to BBB+/Stable.

Telecom formally engages both Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) in relation to rating agencies services. Fitch has formed its view on an unsolicited basis, without the benefit of engaging with the company.

“Rating without request is of questionable value in a transaction of the complexity of the demerger,” said Nick Olson, Telecom CFO. “Investors should look to the informed views of S&P and Moody’s as the most reliable view of debt ratings for New Telecom.”

As noted in Telecom’s Scheme Booklet dated 13 September, S&P expects to assign a rating of A-/Stable post demerger and Moody’s have advised that, should the demerger proceed as planned, Telecom would likely be assigned a preliminary credit rating of A3/Stable.

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Contact:

For investor relations queries, please contact:

Stefan Knight

Head of Investor Relations

+64 (0) 27 252 9438

For media queries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0) 27 215 7564